ALLBRITTON COMMUNICATIONS COMPANY
                       1000 Wilson Boulevard, Suite 2700
                              Arlington, VA 22209





November 6, 2009


Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission


Re:      Allbritton Communications Company
         Form 10-K for Fiscal Year Ended September 30, 2008
         Forms 10-Q for the Quarters Ended December 31, 2008, March 31, 2009
            and June 30, 2009
         File No. 333-02302


Dear Mr. Spirgel:

This letter sets forth additional information from Allbritton Communications Company (the "Company") related to your comments and our responses surrounding segment reporting. As a result of recent conversations, we understand that you have continuing questions regarding whether our CODM is an individual or a group.

Frederick Ryan is the President and Chief Operating Officer who the Company has determined is its Chief Operating Decision Maker (CODM) as that term is used in ASC 280. Our CODM makes all significant operational decisions, either alone or in conjunction with our Chairman/CEO. In making these decisions, his focus is on the impact of his decisions on overall Company performance, specifically including maximization of consolidated cash flow and debt covenant compliance rather than the specific operating results of any individual business unit.

The Company is organized with vice presidents in charge of its various functions (i.e., finance, human resources, sales, etc.), and general managers who are responsible for the operations of each of our business units. The general managers and vice presidents manage day-to-day activities and make routine decisions within their respective areas of responsibility and within the context of the overall strategic direction and key decisions determined by our CODM. While our CODM may seek input from these managers, he is the ultimate decision-maker, either alone or in conjunction with our Chairman/CEO.

As the Company's Chief Operating Officer, Mr. Ryan is primarily involved in significant strategic and operational matters that have longer term impact across all of our business units. Examples of these activities include assessing changes in the competitive landscape of our business, incorporating technological advances into our business activities, looking for operational efficiencies in how we operate our business, setting goals for developing new

Mr. Larry Spirgel
United States Securities and Exchange Commission
November 6, 2009
Page 2


revenue streams and implementing business development initiatives, managing key personnel, developing and maintaining relationships with significant and prospective business partners, approving changes in our information and entertainment content or the focus of our news products, and identifying new business opportunities.

As the Company's business consists of like activities conducted in generally the same economic environment, the overwhelming majority of significant decisions are made on a group-wide basis. For example, all of our significant service providers and systems are uniform throughout the Company and all significant contractual relationships are negotiated for the Company as a whole. Efforts to improve operational efficiency are devised and rolled-out across the group. Revenue generating initiatives are standardized and implemented at all business units. Sales strategies, such as share versus rate decisions, are set at the group level. Significant procurement is confined to Company-approved vendors and subject to master or group pricing negotiated at the group level. In short, group-wide considerations, not individual business unit considerations, drive decisions by our CODM.

Our CODM's primary financial focus is on consolidated cash flow and compliance with the terms of our debt agreements. These are the primary interests of our single shareholder and our debt holders. Our CODM's decisions are based on the specific information surrounding the issue at hand as well as the impact of potential outcomes on the Company's consolidated cash flow. For example, in order to make a decision regarding the purchase of significant syndicated programming, he would consider what the Company currently pays for programming in the respective time period, what the alternative programming options are, what audience ratings and revenue are expected to be generated by that programming, and the ability for the programming to be cleared on competing stations. This information would be considered on a group-wide basis for the business units affected by the decision. The decision as to whether or not to allocate resources to the group programming contract would be based on the impact of the contract on the consolidated results. While the information considered by our CODM in making a specific decision can be detailed and derived from individual business units as described in the example above, our CODM's decision is not based upon a review of the operating results or profitability of any individual business unit. Another example would be the consideration of a contract renewal for a key journalist. Our CODM would request and review information such as the compensation history of the individual, the terms of the proposed renewal, the individual's current favorability rating with his or her audience, opportunities to attract other perhaps higher profile journalists to the position, and the impact of potentially losing the journalist to one of our competitors. This is the information that would be used to guide the decision-making process rather than the operating results or profitability of the affected business unit.

While our CODM is heavily involved in significant negotiations and operating decisions, which as previously discussed, are performed primarily on a group-wide basis, he is not involved with the allocation of the related costs to the individual business units or the resulting impact of such costs on the individual profitability of the respective business units. In fact, Company business decisions that are made based upon the favorable impact on consolidated cash flow do not necessarily have the same result on each of the affected business units or would not necessarily be representative of an arrangement that would have been entered into if negotiated separately

Mr. Larry Spirgel
United States Securities and Exchange Commission
November 6, 2009
Page 3


for a business unit. This has been the case with various decisions related to personnel actions and initiatives, programming, group affiliation agreements and consolidation of service providers.

The revised monthly reporting package is utilized by our CODM in a variety of ways. It helps our CODM assess the Company's performance and determine whether the Company is performing at expected levels. The historical and projected data in the reporting package are the basis for various decisions such as the need to adjust overall expense levels, the need to focus on a particular revenue initiative or the ability to invest in new opportunities. The reporting package is a point of reference during any decision with a financial impact because it enables our CODM to calculate the Company's projected consolidated cash flow under various scenarios.

In summary, all significant decisions regarding the allocation of resources and assessment of performance are made by Mr. Ryan, either alone or in conjunction with our Chairman/CEO. Most of these decisions are made on a group-wide basis in which individual business unit information is not relevant to the decision. The few key decisions that are made at the business unit level are based on data specific to the decision itself and the impact that decision will have on the consolidated operating results, although some decisions may have a significant impact on the operating results of an individual business unit. The vice presidents and general managers address routine matters within the context of the overall strategic direction and decisions made by our CODM. Our Company is managed as one business; thus, reporting as one segment meets the objective and basic principles of segment reporting and provides the reader of the financial statements with our operating results in accordance with our management approach.

We also acknowledge your continued comments regarding the Company's segment reporting in the fiscal 2008 Form 10-K. However, for the Company to determine whether and how to report segment information for 2008, we believe it is necessary to conclude on our intended segment reporting for our upcoming fiscal 2009 Form 10-K. We believe that the changes to the information received by our CODM during 2009 support our conclusion that we operate in a single reportable segment. Should you disagree with our conclusion for fiscal 2009, we would need to further discuss aggregation relating to fiscal 2009 which could impact our ultimate conclusion regarding the fiscal 2008 Form 10-K. Thus, we request your continued assistance in resolving our 2009 segment reporting so that we can respond to your remaining comments regarding 2008.


In connection with our responses, the Company hereby acknowledges:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Mr. Larry Spirgel
United States Securities and Exchange Commission
November 6, 2009
Page 4


If you have any questions regarding this letter, please contact me directly at
(703) 647-8700.


Sincerely,

/s/ Stephen P. Gibson

Stephen P. Gibson
Senior Vice President and Chief Financial Officer


cc:    Mr. Craig Olinger, United States Securities and Exchange Commission
       Mr. Michael Fay, United States Securities and Exchange Commission
       Mr. Robert Littlepage, United States Securities and Exchange Commission Mr. Joe Cascarano, United States Securities and Exchange Commission